UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2022 and 2021	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year ended December 31, 2022	12

Schedule H, Line 4i - Schedule of Assets (held at End of Year) as of December 31, 2022	13

Exhibits

Signature	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment
Committee of the Bunge Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedules of Assets (Held at End of Year) as of December 31, 2022 and Delinquent Participant Contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2011.
/s/ Armanino LLP
St. Louis, Missouri
June 21, 2023

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021

INVESTMENTS, at fair value:
Mutual funds	$9,251,961	$27,086,920
Bunge Limited common shares	749,257	625,283
Collective trust funds	12,172,699	2,787,812
Common stock	481,162	1,330,236
Non interest bearing cash	—	420
Interest bearing cash	129,942	100,130

Total Plan interest in Bunge Defined Contribution Master Trust	22,785,021	31,930,801

RECEIVABLES:
Notes receivable from participants	154,309	303,176
Employer contributions	419	—

Total receivables	154,728	303,176

NET ASSETS AVAILABLE FOR BENEFITS	$22,939,749	$32,233,977

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

ADDITIONS (LOSSES):
Participants’ contributions	$1,588,045	$1,616,799
Employer contributions	1,126,344	1,123,341
Rollover contributions	132,219	619,864
Interest income on notes receivable from participants	12,678	23,125
Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	525,325	1,493,743
Investment income — interest	1,171	73
Net appreciation (depreciation) in value of investments	(5,943,657)	2,809,952

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Master Trust	(5,417,161)	4,303,768

Total Additions (Losses)	(2,557,875)	7,686,897

DEDUCTIONS:
Benefits paid to participants	6,687,192	4,577,869
Administrative expenses	49,161	46,971

Total Deductions	6,736,353	4,624,840

INCREASE (DECREASE) IN NET ASSETS	(9,294,228)	3,062,057

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	32,233,977	29,171,920

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$22,939,749	$32,233,977

See notes to financial statements

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan (the “Plan”) was established on April 1, 1996. On January 1, 2004, the Plan was amended to transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, non interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices.
The Collective trust funds consist of certain trust funds that are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets and of a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust.
One of the investment options offered by the Plan, the MIP II Fund, is a collective trust that is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the MIP II Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. See Note 11 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 - Fair Value Measurements for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document. Certain expenses of maintaining the Plan are paid directly by Bunge North America, Inc. (the "Company") and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, collective trust funds, interest bearing cash, non interest bearing cash and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Voluntary Compliance Resolution - The Company had late participant contributions for the Plan year ended December 31, 2022. The Company utilized the Department of Labor Voluntary Fiduciary Correction Program calculator to determine the lost earnings in the amount of $419 and corrected the delinquent contributions subsequent to year end.
Reclassification - Certain reclassifications have been made to the current year mutual funds and collective trust funds amounts to conform to the updated investment lineup classification.
Subsequent Events - The Plan has evaluated subsequent events through June 21, 2023, the date the financial statements were available to be issued.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). The Bunge U.S. Retirement Plans Committee is responsible for administering the Plan in accordance with the Employee Retirement Income Securities Act of 1974 and Plan documents. The Investment Committee is responsible for monitoring Plan assets. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3.    CONTRIBUTIONS AND WITHDRAWALS
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax or Roth after-tax basis could not exceed $20,500 in 2022 and $19,500 in 2021. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,500 in “catch up” contributions to the Plan on a pre-tax or Roth after-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
Company’s employment for any reason other than normal retirement. Prior to January 1, 2022, any such forfeited amounts were redistributed to continuing participants in the manner specified in the Plan. Effective January 1, 2022, the Plan was amended to provide that forfeitures may be used to pay Plan expenses or reduce future employer contributions.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to certain limits) (the "Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. A participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants may withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 72. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
The Plan was amended effective December 31, 2019 to allow the transfer of outstanding loans from the Loders Croklaan Savings Plan in to the Plan. The loans are secured by the balance in the participant's account. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2022, participant loans bear interest rates of 5.25% and mature through December 2029. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.
No new loans may be initiated under the Plan.
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on January 3, 2022, stating that the Plan and related trust were designed and in compliance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $49,161 and $46,971 for the years ended December 31, 2022 and 2021, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 128,712 and 128,553 common shares of Bunge Limited at December 31, 2022 and 2021, respectively of which 7,510 and 6,698 shares were allocated to the Plan at December 31, 2022 and 2021, respectively. During 2022 and 2021, the Plan recorded dividend income of $16,565 and $14,027, respectively, and net appreciation in fair value of $51,766 and $171,484, respectively, from Bunge Limited common shares.
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
At December 31, 2022 and 2021, the Plan's interest in the net assets of the Trust was approximately 5.8% and 6.5%, respectively.
The investments of the Trust at December 31, 2022 and 2021 are summarized as follows:

	2022		2021
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Cash	$4,585,140	$129,942	$4,220,157	$100,550

Investments – at fair value:
Mutual funds	213,471,661	9,251,961	453,498,094	27,086,920
Bunge Limited common shares	12,841,596	749,257	12,001,708	625,283
Collective trust funds	155,116,396	12,172,699	7,598,145	2,787,812
Common stock	7,628,739	481,162	10,181,371	1,330,236

Total investment at fair value	389,058,392	22,655,079	483,279,318	31,830,251

Receivables
Notes receivable from participants	4,336,116	154,309	4,387,756	303,176
Employer contributions	1,411,684	419	416,968	—

Total receivables	5,747,800	154,728	4,804,724	303,176

Total	$399,391,332	$22,939,749	$492,304,199	$32,233,977
The following are net appreciation (depreciation) in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2022 and 2021.

	2022	2021

Net appreciation (depreciation) in fair value of investments	$(94,203,052)	$36,448,953
Investment income	9,571,439	28,073,629
Total	$(84,631,613)	$64,522,582
9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2022 and 2021.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2022 and 2021. The tables do not include the Trust’s cash of $4,585,140 and $4,220,157, respectively, in accordance with the disclosure requirements of ASC 820, or the Collective trust funds value of $155,116,396 and $7,598,145 at December 31, 2022 and 2021, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

	Fair Value Measurements at December 31, 2022, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$213,471,661	$—	$—	$213,471,661
Bunge Limited common shares	12,841,596	—	—	12,841,596
Common stock	7,628,739	—	—	7,628,739

Total investments in the fair value hierarchy	233,941,996	—	—	233,941,996
Collective trust funds measured at net asset value (1)	—	—	—	155,116,396
Total investments, at fair value	$233,941,996	$—	$—	$389,058,392

	Fair Value Measurements at December 31, 2021, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$453,498,094	$—	$—	$453,498,094
Bunge Limited common shares	12,001,708	—	—	12,001,708
Common stock	10,181,371	—	—	10,181,371

Total investments in the fair value hierarchy	475,681,173	—	—	475,681,173
Collective trust funds measured at net asset value (1)	—	—	—	7,598,145
Total investments, at fair value	$475,681,173	$—	$—	$483,279,318
(1)    In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
10. PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.
11.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2022 and 2021. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2022	2021	2022	2021	Redemption Frequency	Redemption Notice Period
Collective trust - MIPII fund	$10,440,775	$7,598,145	$—	$—	Daily	Daily[1]
Collective trust funds	$144,675,621	$—	$—	$—	Daily	Daily

(1) Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2022 and 2021:

	2022	2021
Net assets available for benefits per the financial statements	$22,939,749	$32,233,977
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,276)	24,810
Net assets available for benefits per Form 5500	$22,815,473	$32,258,787

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2022 and 2021:

	2022	2021
Net increase (decrease) in net assets available for benefits per the financial statements	$(9,294,228)	$3,062,057
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(149,086)	(76,223)
Net increase (decrease) in net assets available for benefits per the Form 5500	$(9,443,314)	$2,985,834

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

EIN: 13-4977260 Plan Number: 019
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
As of December 31, 2022

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP
2022	☒	$686,490	$—	$—	$—

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

EIN: 13-4977260 Plan Number: 019
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2022

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(E) Current Value
*	Participant Loans	Participant Loans	$154,309
*	Interest Held in Master Trust	Various (includes Registered Investment Companies, Self directed Brokerage, Collective Trust, etc.)	22,785,021
		TOTAL	$22,939,330

*Investment with party-in-interest to the Plan

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 21, 2023	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator